                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549



                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934



                      PERICOM SEMICONDUCTOR CORPORATION
                      ---------------------------------
                              (Name of Issuer)


                                COMMON STOCK
                                ------------
                       (Title of Class of Securities)


                                 713831 10 5
                                ------------
                               (CUSIP Number)


  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



                       (Continued on following pages)


                              Page 1 of 5 Pages
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CUSIP No. 713831  10 5              13G                        Page 2 of 5 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tay Thiam Yew
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)[_]

                                                            (b)[_]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Singapore
--------------------------------------------------------------------------------
                       5  SOLE VOTING POWER
    NUMBER OF             345,000
      SHARES         -----------------------------------------------------------
   BENEFICIALLY        6  SHARED VOTING POWER
     OWNED BY             342,500
       EACH          -----------------------------------------------------------
    REPORTING          7  SOLE DISPOSITIVE POWER
   PERSON WITH            345,000
                     -----------------------------------------------------------
                       8  SHARED DISPOSITIVE POWER
                          342,500
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      687,500
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      7.33%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
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Schedule 13G                                                   Page 3 of 5 Pages
Tay Thiam Yew

Item 1.

  (a)  Name of Issuer:  Pericom Semiconductor Corporation

  (b)  Address of Issuer's Principal Executive Offices:

       2380 Bering Drive
       San Jose, CA 95131

Item 2.

  (a)  Name of Person Filing:

       Tay Thiam Yew

  (b)  Address of Principal Business Office or, if none, Residence:

       No. 3, Chuan Walk
       Singapore 558409

  (c)  Citizenship:  Singapore

  (d)  Title of Class of Securities:  Common Stock

  (e)  CUSIP Number:  713831105


Item 3.

  Not applicable.

Item 4.  Ownership

  (a)  Amount Beneficially Owned:

       687,500 shares, as of December 31, 1998. Includes 342,500 shares held by Chye Seng Tannery (Pte) Ltd. of which Mr. Tay is a Director. Mr. Tay disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
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Schedule 13G                                                   Page 4 of 5 Pages
Tay Thiam Yew


  (b)  Percent of Class:  7.33%, as of December 31, 1998.

  (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:

                345,000

          (ii)  shared power to vote or to direct the vote:

                342,500

          (iii) sole power to dispose or to direct the disposition of:

                345,000

          (iv)  shared power to dispose or to direct the disposition of:

                342,500

Item 5.  Ownership of Five Percent or Less of a Class

  Not applicable.

Item 6.

  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

  Not Applicable.

Item 8.  Identification and Classification of Members of the Group

  Not applicable.

Item 9.  Notice of Dissolution of the Group

  Not applicable.

Item 10.  Certification

  Not applicable.
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Schedule 13G                                                   Page 5 of 5 Pages
Tay Thiam Yew


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                Date:  February 11, 1999

                                 /s/ Tay Thiam Yew
                                -----------------------
                                Tay Thiam Yew